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                                                                                           Thomas S. Clark

                                                                                           Vice President and Corporate Counsel
                                                                                           Law Department

                                                                                           The Prudential Insurance Company of America
                                                                                           One Corporate Drive
                                                                                           Shelton, CT 06484
                                                                                           Tel 203 925 6960  Fax 215 658 5165
                                                                                           thomas1.clark@prudential.com

VIA EDGAR TRANSMISSION

August 1, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:      Pruco Life Flexible Premium Variable Annuity Account ("Registrant")
         Pruco Life Insurance Company ("Depositor" or "Company")
         Response to Commission Staff Comment on
         Registration Statement on Form N-4
         File Nos. 333-144639; 811-07325

Members of the Commission:

In connection with the above-referenced Registration Statement, set out below is the Registrant's response to the third comment from the Commission staff ("Staff"), which comment the Staff provided to the Registrant verbally on July 23, 2007, in response to the
Registrant's filing of a correspondence letter on July 23, 2007.

                                                       RESPONSE TO STAFF COMMENT

Comment:  Please revise the disclosure to reflect that the Company will return the greater of Surrender Value or Purchase Payment(s)
when the Company is required to return Purchase Payment(s).  The Company should not require the contract owner to choose which of the two contractual provisions he/she wants to exercise (the Surrender provision, which includes the deduction of any Contingent Deferred
Sales Charges, or the freelook provision), and the Company should not require the contract owner to so instruct the Company.
Instead, the Company should calculate the result of both values and return the greater: the Surrender Value as if the contract is fully surrendered, or the Purchase Payment as if the contract is cancelled under the freelook provision.

         Response:  Without necessarily agreeing with the Staff's comment above, and after further consideration and due to a variety of factors, the Company has made the decision from a business standpoint to provide the contract owner with a payment equal to or greater than the payment requested by the Staff.  In particular, where the Company is required by state law to return
         Purchase Payment(s) upon the contract owner's exercise of the freelook provision, the Company will return the greater of
         Account Value or Purchase Payment(s).  Account Value is equal to or greater than Surrender Value because Account Value does not reflect the deduction of any Contingent Deferred Sales Charge.  Accordingly, on pages 23-24 the section entitled "May I
         Return My Annuity If I Change My Mind?" shown below in its entirety, has been revised to reflect the following:

         MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?

         If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a "free look." Depending on the state in which you purchased your Annuity and, in some states, if you purchased the Annuity as a replacement for a prior contract, the right to cancel period may be ten (10) days or longer, measured from the time that you received your Annuity. In some states, if you return your Annuity during the applicable period, we will refund your current Account Value plus any tax charge deducted, and depending on your state's requirements, any applicable insurance charges deducted, less any applicable federal and state income tax withholding. The amount returned to you may be higher or lower than the Purchase Payment(s)
         applied during the right to cancel period. In some states, we will return the greater of your current Account Value and the amount of your Purchase Payment(s) applied during the right to cancel period, less any applicable federal and state income tax withholding.

The Registrant represents it will include the above disclosure change when it files the definitive prospectus pursuant to Rule 497 of the Securities Act of 1933 after the effective date of the Registration Statement.

We appreciate your attention to the Registration Statement. If you have any questions, please do not hesitate to call me at
203-925-6960.  Thank you.

Very truly yours,

/s/ Thomas S. Clark

Thomas S. Clark